Bridgetech Holdings International, Inc.
402 W. Broadway, 26th Floor
San Diego, CA 92101
phone-678-428-3507
fax-619-342-7497
September 11, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bridgetech Holdings International, Inc.: Withdrawal of Registration Statement on Form 10-SB; File No. 000-51697
Ladies and Gentlemen:
     Bridgetech Holdings International, Inc., a Delaware corporation (the “Registrant”), hereby requests the withdrawal of the above-referenced Registration Statement, along with all exhibits thereto, filed by the Registrant with the Securities Exchange Commission (the “Commission”) on July 14, 2006. The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Registrant has had an opportunity to fully respond to the comments of the Commission staff dated August 4, 2006. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Sincerely,
/s/ Thomas C. Kuhn III
Thomas C. Kuhn III
President